SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

April 29, 2002

AVENTIS
(Translation of registrant's name into English)

67917 Strasbourg, Cedex 9
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F __X__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Enclosure:

A press release dated April 29, 2002 announcing that Aventis and Genta Incorporated have entered into an agreement to jointly develop and commercialize GenasenseTM (G3139).

Press Release

Your Contact:
Investor Relations

Europe		**U.S.**
Arvind Sood	John Gilardi	Felix Lauscher
Tel: + 33 (0)3-8899-1246	Tel: + 33 (0)3-8899-1216	Tel: + 1 908-243-7867
Fax: + 33 (0)3-8899-1375	Fax: + 33 (0)3-8899-1375	Fax: + 1 908-243-7767
Arvind.Sood@aventis.com	John.Gilardi@aventis.com	Felix.Lauscher@aventis.com

GENTA AND AVENTIS ENTER WORLDWIDE PARTNERSHIP TO DEVELOP AND COMMERCIALIZE GENASENSE™

Agreement for Innovative Apoptosis-Directed Drug for Cancer Treatment

Frankfurt, Germany, April 29, 2002 – Aventis and Genta Incorporated announced today that they have entered into an agreement to jointly develop and commercialize GenasenseTM (G3139), Genta's lead antisense compound. Genasense is currently in multiple Phase 3 clinical trials that test its ability to enhance the effectiveness of chemotherapy in patients with both hematologic cancers and solid tumors. By inhibiting production of a protein called Bcl-2, Genasense is the first oncology drug of its kind to directly target the biochemical pathway (known as apoptosis) whereby cancer cells are ultimately killed by chemotherapy.

In many types of cancer, Bcl-2 is believed to play a major role in mediating resistance to anticancer treatment by preventing apoptosis. By selectively knocking out the production of Bcl-2, Genasense may greatly improve the activity of different cancer therapies by unblocking this central pathway of cell death.

"This collaboration brings together world-class leadership in oncology product development," stated Raymond P. Warrell, Jr., M.D., Chairman and CEO of Genta. "Having followed the terrific work that Aventis has conducted with its leading oncology drug (Taxotere®), we believe this new partnership is perfectly poised to maximize the blockbuster potential of Genasense on a worldwide basis. Genta's expertise in hematologic oncology, both in development and marketing, will be a key factor in the ultimate success of the product."

"Developing innovative products to help patients with cancer live longer is a primary goal for Aventis, and we believe Genasense is one of the most promising late stage investigational oncology compounds currently under study," said Richard Markham, chief executive officer for Aventis. "This is a highly significant partnership for Aventis as Genasense is at the leading edge of innovative, targeted cancer therapy. One of our clear objectives for achieving sales growth in the coming years is the in-licensing of late-stage development compounds with significant commercial potential, and this agreement is a tangible example of that commitment."

Aventis

Under the terms of the agreement, Genta and Aventis will jointly develop and co-market Genasense in the United States, and Aventis will have exclusive development and marketing rights to the compound in all countries outside of the U.S. Genta will retain responsibility for global manufacturing and for regulatory filings within the U.S., while Aventis will assume all regulatory responsibilities outside the U.S. Joint management teams, including representatives from both partners, will oversee the Alliance.

Collectively, this agreement will provide up to $480 million in cash, equity, milestones and convertible debt to Genta. In addition, Aventis will fund 75 percent of all future NDA-directed development costs in the U.S., and 100 percent of all other development, marketing, and sales costs within the U.S. and elsewhere. Genta will also receive royalties on all worldwide sales of Genasense. Genta will initially receive a total of $135 million in licensing and commercialization payments, consisting of cash payments of $10 million as a licensing fee and $40 million as development fees, $10 million in convertible debt, and $75 million in an equity investment upon achievement of a near-term clinical milestone. Genta will receive an additional $280 million in cash, and $65 million in convertible notes, pursuant to achievement of regulatory milestones.

About Genta Incorporated
Genta Incorporated (NASDAQ: GNTA) is a biopharmaceutical company with a diversified product portfolio that is focused on anticancer therapy. The Company's research platform is anchored by DNA Medicines, particularly applications of antisense and decoy aptamers. GenasenseTM, the Company's lead compound, is currently in Phase 3 trials for melanoma, multiple myeloma, chronic lymphocytic leukemia, and non-small cell lung cancer. The drug is also being studied in Phase 2 trials for leukemia, lymphoma, and prostate and small cell lung cancers. Genta's drug pipeline also comprises a portfolio of small molecules, including Gallium Products for treatment of cancer and accelerated bone loss, and Androgenics Compounds for treatment of prostate cancer. Genta aims to become a direct marketer of its pharmaceutical products in the United States. For more information about Genta, please visit our website at: www.genta.com.

About Aventis
Aventis (NYSE: AVE) is dedicated to improving life by treating and preventing human disease through the discovery and development of innovative pharmaceutical products. Aventis focuses on prescription drugs for important therapeutic areas such as oncology, cardiology, diabetes and respiratory disorders as well as on human vaccines. In 2001, Aventis generated sales of € 17.7 billion, invested approx. € 3 billion in research and development and employed approx. 75,000 people in its core business. Aventis corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com

Statements in this release other than historical information are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as the availability of resources, the timing and effects of regulatory actions, the strength of competition, the outcome of litigation and the effectiveness of patent protection. Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVENTIS (Registrant)

Date: 4/29/02

By: [signature]

Name: Dirk Oldenburg

Title: General Counsel of the Aventis Group